# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LandBridge Corp, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001056823-25-000018
Filed by CIK 0001056823

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,838,385; shared voting power 0; sole dispositive power 5,838,385; shared dispositive power 0; aggregate amount beneficially owned 5,838,385 (19.7% of the class)
  Comment: Horizon Kinetics Asset Management LLC (HKAM) is a wholly owned subsidiary of Horizon Kinetics Holding Corporation (HKHC).
- Horizon Kinetics Holding Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 5,838,385; shared voting power 0; sole dispositive power 5,838,385; shared dispositive power 0; aggregate amount beneficially owned 5,838,385 (19.7% of the class)
  Comment: HKHC is the parent company to HKAM. HKHC may be deemed to beneficially own the 5,838,385 Shares beneficially owned by HKAM.

## Item 1. Issuer
Name of issuer: LandBridge Corp
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, TEXAS, 77056.

## Item 2. Person Filing
Name of person filing: Horizon Kinetics Asset Management LLC
Address of principal business office or, if none, residence: 1270 Avenue of the Americas, 27th Floor, New York, NY 10020
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,838,385 Shares
Percent of class: 19.7%
Sole power to vote or to direct the vote: 5,838,385 Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,838,385 Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, General Counsel (11/09/2026)
- Horizon Kinetics Holding Corp: /s/Jay Kesslen, General Counsel (11/09/2026)